Mr. Gary Crittenden	Citigroup Inc.	Tel	212 793 5175
Chief Financial Officer	399 Park Avenue	Fax	212 793 5299
	3rd Floor	crittendeng@citi.com
New York, NY 10022

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FOIA Confidential Treatment Requested by Citigroup Inc.

December 14, 2007

Kevin W. Vaughn

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

RE:         Citigroup Inc.

                Form 10-K for Fiscal Year Ended December 31, 2006

                Filed February 23, 2007

                File No. 001-09924

Dear Mr. Vaughn:

Enhancement of the overall disclosures in filings by Citigroup Inc. (“Citigroup,” the “Company,” or “we”) is an objective that we share with the Staff and one that we consider in all our filings.  This letter sets forth the responses of Citigroup to the comments of the staff of the SEC contained in your letter dated October 23, 2007.

Selected Revenue and Expense Items

U.S. Consumer Lending, page 26

1.               We note your response to our prior comment 2 in our letter dated July 3, 2007 in which you state that you did not disclose the amount of mortgage backed securities and residual interests collateralized by non-prime mortgages held by U.S. Consumer due to immateriality.  From your disclosures in your Forms 8-K filed on October 15, 2007 and October 1, 2007, it appears that you do have a material exposure to non-prime instruments as these instruments caused you to record a $1.56 billion loss in the third quarter.  Please revise to disclose the specific amount of your exposure to these types of instruments.  Please separately quantify the amount of exposure related to loans held for investment, loans held for sale, investments held as a result of securitizations, and any other types of instruments you may hold for each segment in which you have exposure.  Quantify the amount of non-prime loans you hold in your loan warehousing facility at each period end.

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Off Balance Sheet Arrangements, page 92

2.               Please tell us whether you are providing any support to your off-balance sheet entities that is different than what you are contractually committed to.  If so, please tell us and disclose the nature of this additional support and tell us whether you considered this a reconsideration event for purposes of your FIN 46(R) analysis.  If not, why not?

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Note 4.  Business Segments, page 120

3.               We note your response to our prior comment 4 in our letter dated July 3, 2007.  We also note your disclosures made in Citigroup’s 2006 Form 10-K referenced in your response.  Your measures of Return on Risk Capital and Return on Invested Capital constitute non-GAAP measures as defined by Item 10(e) of Regulation S-X.  These measures are exempted from the non-GAAP disclosures if they are considered measures of profit or loss reported to the chief decision maker and are disclosed in your financial statements pursuant to the requirements of SFAS 131.  Therefore,

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please revise to present these measures in your audited financial statement footnotes as part of your segment disclosures under SFAS 131.  Alternatively, please provide the non-GAAP disclosures required by Item 10(e) of Regulation S-X.

Citigroup’s Response:  These measures are supplemental measures of performance in the business and are reported to the chief decision makers.  While these measures and the accompanying discussion are over and above the required GAAP ratios included, we feel that these ratios add an additional level of clarity to the readers of the Management Discussion and Analysis.  As reported in our prior response to the Commission, these measures are based on internal models and do not have a GAAP equivalent to which we can reconcile.  Therefore, we do not feel it is appropriate to include the information in our audited financial statements.

Note 23, Derivative Activities, page 148

4.               We note that you use the matched terms method of assessing hedge effectiveness for certain of your cash flow hedges.  In light of all of the terms that you state must exactly match, and the fact that you do not specifically exclude any terms from consideration when applying the matched terms method, please tell us whether these relationships either (a) do not qualify for the shortcut method, or (b) they could qualify for the shortcut method, but you have not elected to use that approach.  If (a) is true, please tell us which requirement(s) of the shortcut method were not met.

Citigroup’s Response:  As discussed in our prior response letter dated August 20, 2007, Citigroup utilized the matched terms method for the following cash flow hedges:

Could qualify
Cash Flow Hedge	for shortcut?	Reason
Benchmark interest rates on the forecasted issuance (rollover) of fixed rate short term liabilities	No	Hedged items include forecasted issuances of liabilities as opposed to recognized liabilities.
Benchmark interest rates on variable rate liabilities	No	Hedged items include interest payments on forecasted issuances of liabilities as opposed to recognized liabilities.
Benchmark interest rates and foreign exchange (FX) rates on foreign currency (FCY) denominated variable rate debt	No	Hedged risk includes foreign exchange risk, not solely the benchmark interest rate.
Overall cash flows related to the forecasted purchase of mortgage-backed securities	No	Hedged items include forecasted purchases of assets as opposed to recognized assets. Hedged risk includes overall cash flows, not solely the benchmark interest rate.
FX risk on forecasted issuances of FCY denominated debt	No	Hedged items include forecasted issuances of liabilities as opposed to recognized liabilities. Hedged risk includes foreign exchange risk, not solely the benchmark interest rate.
FX risk on FCY denominated fixed rate debt	No	Hedged risk includes foreign exchange risk, not solely the benchmark interest rate.

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5.               Please refer to our prior comment 5 in our letter dated July 3, 2007.  We note that you consider the regression outputs of r and r2 and r when determining whether your hedges were effective for the floating rate available-for-sale debt securities and held for sale mortgage loans, respectively.  Please tell us why you do not include slope and T-test in your assessment of hedge effectiveness.  Additionally, please tell us the software you use to obtain the regression outputs for your analysis.  Refer to the speech given by John James at the 2003 Thirty-First AICPA National Conference on Current SEC Developments, which highlighted the minimum number of measures a company should consider if they were using a statistical technique to assess effectiveness.

Citigroup’s Response:

Floating rate available-for-sale debt securities

The available-for-sale debt securities hedged under this program pay a return indexed to an institutional money market fund, which is not a benchmark interest rate.  As such, the hedge program encompasses overall variability in interest receipts on the debt securities.  The hedging instruments are receive-fixed, pay-floating (1-month LIBOR) interest rate swaps.  In order to assess whether the differences between the interest receipts on the debt securities and interest payments on the swaps would still result in a hedging relationship that is highly effective, management assessed r and r2, comparing each money market fund’s historical return versus 1-month LIBOR for a statistically valid sample of data.

The floating rate available-for-sale debt securities that the hedge program covers were purchased prior to the original effective date of SFAS 133 and no new hedged items have been added since 2003.  The relationships under this hedge program have demonstrated high correlation outputs for r and r2 from January 1996 through the current period assessments.  Given that the actual results of the hedge have been highly effective since inception and because the original designation of these hedging relationships pre-dated the John James speech, additional regression outputs, such as slope and T-test were not incorporated into our assessment of effectiveness.

Held-for-sale mortgage loans

The hedge program for held-for-sale mortgage loans was implemented in 2001 in connection with the adoption of SFAS 133 and related implementation guidance in place at the time.  In order to assess whether the changes in value of the MBS forwards are expected to be highly effective in achieving offsetting changes in the held-for-sale mortgage loans, management has used r as a regression output since the inception of the hedge program.  The relationships have demonstrated high correlation for r since implementation of the hedge program.

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Since the hedge program predated the John James speech in December 2003 and has been proven to be effective since inception, we did not incorporate additional regression outputs, such as slope and T-test into our assessment.  However, as indicated in our August 20, 2007 letter, we decided to discontinue hedge accounting under SFAS 133 for all held-for-sale mortgage loans covered by this hedge program and elect the fair value option under SFAS 159 prospectively for new held-for-sale mortgage loans in the third quarter of 2007.

In addition, not applying SFAS 133 hedge accounting for this program in the U.S. mortgage business would have had an immaterial impact on all annual periods reported since 2004.

We use Microsoft Excel’s Data Analysis Toolpack in certain hedge programs and the Bloomberg MRA tool in other hedge programs to obtain the regression outputs for our analysis.

6.               Please refer to our prior comment 5 in our letter dated July 3, 2007.  Please clarify what you mean when you state that r2 is the “primary consideration” in your hedge effectiveness testing and that you do not specifically exclude any regression outputs from consideration.  For example, tell us whether based on your methodology you could pass the r2 test and fail the slope or T-test and still conclude that the hedge is highly effective.

Citigroup’s Response:  In our letter dated August 20, 2007, we provided the following table that lists all our hedge programs as of December 31, 2006 and March 31, 2007 that utilize regression analysis to test effectiveness.

Regression
	Hedge		outputs
	Type	Risk being hedged	considered
Assets
Floating rate available-for-sale debt securities	Cash Flow	Benchmark interest rates	r2, slope, T-Test
Floating rate available-for-sale debt securities	Cash Flow	Overall cash flows	r2, r
Fixed rate available-for-sale debt securities	Fair Value	Benchmark interest rates	r2, slope, T-Test
Held for sale mortgage loans	Fair Value	Overall fair value	r
Liabilities
Forecasted issuances of short term fixed rate liabilities subject to rollover	Cash Flow	Benchmark interest rates	r2, slope, T-Test
Federal funds purchased	Cash Flow	Overall cash flows	r2, slope, T-Test

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The following response applies to all hedge programs in the table except the hedges of floating rate available-for-sale debt securities and held-for-sale mortgage loans, which are both discussed separately in our response to comment 5 above.

By “primary consideration,” we intended to convey that r2 is the principal statistical output that is considered when assessing effectiveness using a regression analysis.  This is the principal measure discussed in SEC speeches in both 1996 and 2003 by Robert Lipe and John James, respectively, with the latter supporting the use of an r2 hurdle of 0.8 in order to meet the assumption of effectiveness.  Consistent with the guidance in DIG Issue E7 and the SEC speeches, we believe the assessment of statistics can be complex, and several outputs are examined in each instance.  However, we consider the relative importance of the various regression outputs based on the facts and circumstances of the individual hedging relationship. For example, where we are examining potential ineffectiveness created by a mismatch of the reset date on the interest rate swap (hedging instrument) and issuance date of the short-term fixed-rate liability (hedged item), we utilize a regression analysis to demonstrate that, based on historical data, the potential ineffectiveness is not significant.  In this instance, the differences between LIBOR fixings for the given mismatch in dates would be plotted, and an r2 calculated. We would require this to be greater than 0.8.  We would also evaluate the slope (we would expect in this instance that the slope would be close to 1) and the T-test (we look to this output in order to support the validity of our regression analysis).  Based on our methodology, we could not pass the r2 but fail the slope or T-test and still conclude that the hedge is highly effective.

7.               Please refer to our prior comments 6 and 7 in our letter dated July 3, 2007.  The information you provided in your response relates only to December 31, 2006 and March 31, 2007.  Please provide the information requested for all reported periods contained in your Form 10-K.  Further, please tell us the specific hedging strategies in existence during all reported periods for which you changed your method of assessing hedge effectiveness.

Citigroup’s Response:  We included the following response to comment 6 in our letter dated August 20, 2007.  Our response is the same for all reported periods contained in our Form 10-K for fiscal year ended December 31, 2006.

“As of December 31, 2006 or March 31, 2007, we did not use any methodologies to assess hedge effectiveness other than those listed above and disclosed in Note 23 of our 2006 Annual Report.  We did not make qualitative assumptions of effectiveness without performing quantitative tests.  We did not use multiple types of tests (for example, both dollar offset ratio and regression analysis) on the same hedging relationship to determine that a hedge is effective if one test may have failed.  We did not use statistical methods other than regression.”

We included the following response to comment 7 in our letter dated August 20, 2007. This response is the same for all reported periods contained in our Form 10-K for the year ended December 31, 2006.

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“The primary segments that employ SFAS 133 hedge accounting are Global Consumer, Markets and Banking, and Corporate/Other.  Each hedging relationship requires an external derivative to be designated as the hedging instrument.  We do not designate internal derivatives as the hedging instrument on a consolidated basis, including in the limited permitted circumstances described in paragraphs 40A and 40B of SFAS 133.

Each segment (hedging unit) is responsible for determining whether it will enter into a derivative instrument directly with an external counterparty or through a trading desk within Markets and Banking, which then executes a derivative instrument with an external source.  For example, if a Citigroup hedging unit decides to execute derivative instruments through the trading desk in Markets and Banking, the trading desk enters into a derivative instrument with an external source and that third-party derivative instrument serves as the hedging instrument under SFAS 133.

Each hedging unit is responsible for determining that the conditions for hedge accounting are achieved.  Citigroup achieves this through a formal process requiring the completion, approval, implementation and review of “hedge programs.”  No hedge accounting activity is permitted without such prior approvals. Hedge accounting documentation is prepared for each hedging relationship under each program and Audit and Risk Review (internal audit) also reviews operational compliance with the hedge programs.  Segment and Corporate Accounting Policy approves, monitors, and periodically reviews hedge programs to ensure desired hedging strategies continue to be met.”

Please refer to our response to comment 9 of this letter for additional details on hedging strategies for which we are no longer using the shortcut method to assess hedge effectiveness. Other than those hedging relationships where we changed from the shortcut method to another method to assess effectiveness, we did not change our method of assessing hedge effectiveness during the reported periods contained in our Form 10-K for the year ended December 31, 2006.

8.               We have reviewed your response to prior comment 7 from our letter dated July 3, 2007.  Please provide us with the following additional information to help us understand your hedge accounting process in more detail:

•                  Describe the specific considerations each segment would make in determining whether it should enter into a derivative instrument directly with an external counterparty or through a trading desk.  For example, in all cases would the segment enter into a derivative transaction with the trading desk if the pricing was cheaper as compared to a third party, or do other factors come into play?

Citigroup’s Response:  Each segment considers a variety of factors in determining whether to enter into derivative transactions directly with an external counterparty or through a trading desk, which in turn offsets those derivatives with third-party contracts.  These

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factors include: the availability of credit lines and direct relationships with third parties, pricing considerations, the ability to execute in certain foreign currencies, tax implications for certain legal vehicles, and operational considerations with respect to settlement of the transactions.  After considering these factors, certain segments transact almost exclusively through a trading desk, while others choose to transact partially or exclusively directly with third parties.

•                  Describe in detail how the internal trading desk obtains an order for an external derivative hedging instrument with terms matching that of the internal derivative, including a discussion of the time period involved in obtaining the matching external derivative.

Citigroup’s Response:  The process for obtaining an order for an external derivative varies based on the factors noted above.   In general, an external derivative is obtained in one of three processes:

•                  The hedging unit has direct relationships with external counterparties and enters into preliminary negotiations directly with those parties.  After the terms of the hedging instrument have been agreed upon with an external counterparty, the hedging unit refers the transaction to the trading desk, which executes, processes, and settles the transaction with the external counterparty, and simultaneously enters into an internal derivative with the hedging unit having the same terms.

•                  The hedging unit discusses with the trading desk the terms of the desired hedging instrument.  The trading desk refers to one or more external counterparties.  After the terms of the hedging instrument have been agreed upon with an external counterparty, the trading desk will execute, process, and settle the transaction with the external counterparty.  The external derivative and the internal derivative are executed simultaneously having the same terms.

•                  The hedging unit discusses with the trading desk the terms of the desired hedging instrument and agrees upon the terms.  The trading desk immediately refers to one or more external counterparties.  The time period involved in finalizing the external derivative varies based on the complexity of the transaction and the response time of the counterparty.  Many transactions are executed in a manner of minutes, and the vast majority of transactions are matched off by the close of business that day.  In certain situations, finalizing the execution of a matched external derivative may extend into the following business day.

•                  Tell us whether cash is exchanged with (either exchanged or received) the external counterparty to compensate for any market rate movements between the time the internal swap and matching trade are executed.

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Citigroup’s Response:  In the first and second processes described above, cash is not exchanged with the external counterparty.  In the third process described above, the trading desk may elect to exchange cash with the external counterparty in order to obtain the exact terms agreed with the hedging unit, and specified in the internal derivative contract.  The speed at which the trading desk obtains an external derivative minimizes the situations in which cash is exchanged and the amount of cash exchanged.

•                  In cases where the segment enters into a derivative transaction with the internal trading desk, tell us whether the internal trading desk receives a dealer profit for executing a trade with an external counterparty on behalf of the segment or if it passes along the external derivative to the hedging segment at market price.

Citigroup’s Response:  In the first and second processes described above, the internal trading desk does not receive a dealer profit for executing the transaction.  In the third process described above, the trading desk negotiates the internal transactions separately from the external derivatives, and these negotiated rates are within the bid-offer spread for these transactions. Our trading desk generally quotes rates to the hedging unit at a negotiated price that would imply some level of dealer profit (compared to mid-market levels) on the internal transaction.  We estimate that the dealer profit on these internal transactions is approximately 1/8th to 1/10th of one basis point for most normal flow derivatives.  When we approach other dealers for the external transaction, the negotiated rate would reflect dealer profit for our counterparty.  The combined level of dealer profit or loss on the entire transaction for the trading desk is dependent on the terms negotiated with the external counterparty.

•                  If the internal trading desk receives a dealer profit, tell us how that profit is accounted for in the consolidated financial statements.

Citigroup’s Response:  The external derivative is appropriately identified in our systems as a designated hedging instrument in use by the hedging unit.   However, our trading systems are not able to differentiate dealer profit recognized on SFAS 133 hedging derivatives versus dealer profit on other derivative instruments in our trading portfolio and is included in principal transactions in our consolidated statement of income.

•                  Tell us whether you have ever used the shortcut method of accounting for these hedging relationships.

Citigroup’s Response:  We have used the shortcut method of accounting for certain hedging relationships.  However, Citigroup’s use of the shortcut method has been limited.  For example, shortcut method hedges that utilized interest rate swaps executed by a trading desk which includes all three processes above were less than 5% of our global notional amount of hedging relationships as of December 31, 2005.  As discussed in more detail in our response

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to Comment 9, we have taken further steps to reduce or eliminate the use of the shortcut method across the organization.  As of December 31, 2006, Citigroup’s total outstanding notional amount of shortcut hedging relationships was less than $1.0 billion, of which less than $700 million utilized interest rate swaps executed by a trading desk.  As of the date of this letter, we have less than $600 million notional amount of shortcut method hedging relationships, of which only $250 million utilize interest rate swaps executed by a trading desk.

•                  Tell us how you assess hedge effectiveness for these hedges.

Citigroup’s Response:  We assess hedge effectiveness using either dollar-offset ratio analysis, regression analysis, the matched terms method, or the hypothetical derivative method.  We only use the matched terms method in circumstances where the hedging unit negotiates terms directly with external counterparties.

9.               Please refer to our previous comment 8 in our letter dated July 3, 2007.  Please tell us which hedging strategies you are no longer using the short cut method to assess hedge effectiveness, and the reasons for the change in effectiveness assessment methodology.

Citigroup’s Response:  We have taken steps to eliminate or reduce the use of the shortcut method across the organization.  As such, we changed the effectiveness assessment methodology for the hedge programs as specified in the table below.

As of December 31, 2006, the Company had a total notional amount outstanding of less than $1.0 billion of shortcut fair value hedge programs, and no shortcut cash flow hedge programs. The Company elected the fair value option for certain fixed-rate financing transactions upon adoption of SFAS 159, and thus terminated about $400 million of the $1.0 billion of shortcut fair value hedges outstanding at December 31, 2006. As of the date of this letter, the Company has less than $600 million of total notional amount outstanding of shortcut fair value hedge programs and no shortcut cash flow hedge programs.  The Company has no intention of executing additional shortcut hedging relationships in future periods.  If we decide to use the shortcut method in the future, the Company will provide full disclosures regarding such hedging activity.

The table below shows the current hedge programs for which we are no longer using the shortcut method to assess hedge effectiveness.

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Hedging			Effectiveness assessment
Relationship	Hedged Risk	Hedging Instrument	methodology as of 12/31/06
Fixed-rate debt issuances	Benchmark interest rate	Interest rate swap	Dollar offset
Fixed-rate municipal bonds classified as AFS securities	Benchmark interest rate	Interest rate swap	Dollar offset (prospective), Regression analysis (retrospective)
Fixed-rate, USD-denominated bonds classified as AFS securities	Benchmark interest rate	Interest rate swap	Regression analysis
Other fixed-rate bonds classified as AFS securities	Benchmark interest rate	Interest rate swap	Dollar offset
Fixed-rate certificate of deposit liabilities	Benchmark interest rate	Interest rate swap	Dollar offset
Floating-rate debt issuances	Benchmark interest rate	Interest rate swap	Dollar offset

10.         Please refer to our previous comment 8 in our letter dated July 3, 2007.  Please tell us how you concluded it was appropriate to use the critical terms match strategy for your hedges of forecasted issuance (rollover) of fixed rate short-term liabilities.  Please provide sample documentation for this hedging relationship.

Citigroup’s Response: We utilized the guidance in paragraph 65 of SFAS 133 and DIG Issue G9.  We consider the following terms to be critical when applying that guidance: notional amount, currency, maturity date (or the date through which interest payments are being hedged), interest rate index, interest rate reset dates, and payment dates.  We do not exclude any terms from consideration when applying the matched terms method.  During the hedge term, we continue assessing whether there have been adverse developments regarding the risk of counterparty default on the hedging instrument.  We also make periodic assessments to ensure that all critical terms continue to match.  To the extent those critical terms are not matched, we employ regression analysis to assess effectiveness, as discussed in DIG Issue G9.

Please refer to Appendix A for sample documentation for this hedging relationship.

11.         Please provide us with the following additional information regarding the use of the critical terms match approach for your hedges of the benchmark interest rate on the forecasted issuance (rollover) of fixed rate short-term liabilities:

•                  Tell us the specific types of short-term liabilities you hedge using this strategy.

•                  Tell us whether the group of liabilities that is being hedged in this rollover strategy has the exact same interest rate reset dates and maturity dates.

•                  Confirm that when you state that the critical terms “match”, your policy requires the terms to “exactly match.”

Citigroup’s Response:  The types of short-term liabilities hedged using this strategy include time deposits and certificates of deposit.  Where the hedging relationship covers a group of short-term liabilities to be issued, the group of liabilities either has the exact same interest rate

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reset dates and maturity dates or the hedge program requires a regression analysis. Our policy means an “exact match” – for example, if the issuance date of a time deposit is October 16th but the interest rate swap resets on October 15th, the dates are not considered matched and an updated regression is run to demonstrate that the hedging relationship continues to be highly effective.

12.         For your rollover hedges of forecasted issuances, please tell us the period over which your forecasted issuances are expected to occur.

Citigroup’s Response:  The hedge program permits interest rate swaps with tenors up to 10 years, which is the period over which forecasted issuances are expected to occur.  As of September 30, 2007, about 85% of the total outstanding notional amount of hedging relationships had remaining tenors of 5 years or less and about 50% of the total outstanding notional amount of hedging relationships has remaining tenors of 2 years or less.

13.         Please tell us the impact of the guidance from the March 2007 EITF meeting on Citigroup’s accounting for your critical terms matched hedging strategies.

Citigroup’s Response:  We interpreted the SEC staff guidance at the March 2007 EITF meeting to require entities to quantitatively demonstrate that a hedging relationship continues to be highly effective when the critical terms of the hedged item and hedging instrument did not, in fact, match.  The hedge program discussed in comments 10-12 above requires a regression analysis to quantitatively assess effectiveness when critical terms do not, in fact, match, consistent with the guidance in DIG Issue G9.  Other hedge programs that utilize the critical terms match method would use the dollar offset method to calculate any ineffectiveness when the critical terms did not match. Thus, the guidance from the March 2007 EITF meeting did not impact Citigroup’s accounting for critical terms matched hedging strategies because we were already performing quantitative analyses to demonstrate effectiveness when the critical terms did not match.

14.         Please tell us if DIG Issue G2 is applied to situations where the gross purchase of the product with the derivative itself does not occur.  Specifically, please tell us whether there are any circumstances where the product is actually purchased in the market and the derivative is net settled.

Citigroup’s Response:  We have not applied DIG Issue G2 to any situations in which the gross purchase of the TBA securities has not occurred. Also, there have been no instances in which a TBA derivative was net settled and the TBA securities were instead purchased in the market.

15.         Please refer to our previous comment 10 in our letter dated July 3, 2007.  Please tell us if you have had any change in methodology from using DIG Issue H8 since January 1, 2004.  Additionally, please tell us whether you have ever been required to redesignate the derivative, and if so, the circumstances surrounding such instances.

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Citigroup’s Response:  As we stated in our previous response to comment 10 in our letter dated August 20, 2007, we use the forward rate method as outlined in DIG Issue H8 for foreign currency forward contracts that are designated as hedging instruments in our net investment hedges.  For foreign currency debt, denominated in the same currency as the functional currency of the net investment and designated as the hedging instrument in a net investment hedge, we also follow the guidance in DIG Issue H8, which specifies that if the notional amount of such nonderivative hedging instrument matches the net investment being hedged, the translation gains and losses resulting from changes in the relevant spot rate are reported in the cumulative translation adjustment section of Accumulated Other Comprehensive Income and no hedge ineffectiveness is recognized in earnings. We have followed the guidance of DIG Issue H8 as described above and have not changed that methodology since January 1, 2004.

We designate our net investment hedges monthly based on the beginning of the month net investment balance.  Hedge balances may also be adjusted intra-month when the parent company investment balance changes significantly.  Each time a hedge adjustment is performed, the existing net investment hedge balance will be de-designated and a new net investment balance will be designated. The same de-designation and redesignation process applies to the hedging instruments upon hedge adjustment.  Other than as part of such periodic hedge adjustment, we are not aware of any instances in which we would have been required to redesignate the hedging instrument in any of our net investment hedges.

16.         Please refer to our previous comment 11 in our letter dated July 3, 2007.  Given your daily assessment period for certain of your hedges of changes in fair value of fixed rate debt due to changes in benchmark interest rates, it is unclear how you have concluded that hedge accounting could continue to be applied on the days that the dollar-offset ratio calculated for the retrospective test falls outside the 80-125% range.  Furthermore, it is unclear as to how you concluded that you could continue to support hedge accounting on those days simply because the dollar offset ratio proves effective in subsequent daily retrospective assessments and continues to be expected to be effective in prospective assessments.  Specifically, tell us your basis in the accounting literature to support this conclusion.

Citigroup’s Response:  Paragraph 20(b) of SFAS 133 requires that, “both at inception of the hedge and on an ongoing basis, the hedging relationship is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk during the period that the hedge is designated.” Paragraph 62 elaborates on this requirement and requires each entity to define the method it will use to assess hedge effectiveness, and notes that SFAS 133 “does not specify a single method for either assessing whether a hedge is expected to be highly effective or measuring hedge ineffectiveness.”

DIG Issue E7 provides further guidance on the assessment of effectiveness and addresses the use of a period-by-period dollar offset approach and further elaborates on the concept of “highly

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effective.”  SFAS  133 and the associated DIG Issues do not provide or require a bright-line quantification of “highly effective.”

For our hedge program that uses a  daily comparison of the change in value of the hedging instrument to the change in value of the hedged item, we have concluded that both the ratio of such changes as well as the amount of such changes are critical to the determination of whether the hedge relationship is highly effective.  Although the ratio of the changes may by itself suggest an ineffective relationship, the amount of the difference often reveals that the hedge relationship remains effective. The relatively small size of the offsetting changes in value make the ratio comparison less meaningful. If the ratio analysis has been skewed by a circumstance where the dollar change in fair value is negligible relative to the size of the hedging relationship, we concluded that the hedging relationship has been, and will remain, economically highly effective. We consider these differences to be inconsequential as noted below.

We monitor on a daily basis the circumstances where the initial ratio test falls outside of 80% to 125%. In those circumstances, we consider whether the overall dollar change in fair value was negligible relative to the notional amount of the hedging relationship.  Where that data, as well as the analysis for surrounding daily observations supports that the hedge relationship has remained effective, we believe a reasonable basis exists to consider the relationship highly effective as described in paragraph 20(b) in a method that is consistent with paragraph 62.

To support our view that small daily changes in value are quantitatively not significant and not indicative of an ineffective relationship, we selected a random sample of hedging instruments (representing approximately 25% of the total population of hedge relationships) that each had one or more daily observations during the second quarter 2007 where the dollar-offset ratio tests were outside of the 80-125% range.  For these swaps, the total change in value of the hedged items on those days totaled $320,000, which we considered to be inconsequential.

17.         Please refer to our previous comment 11 in our letter dated July 3, 2007.  As previously requested, please provide the following information:

•                  Please tell us each critical term of both the hedging instrument and the hedged item, including the timing of settlement payments, and,

•                  If the settlement dates of the hedged item and the hedging instrument differ by greater than one month, please tell us the following:

•                  Whether you have performed an analysis of your existing critical-terms-match hedging relationships;

•                  Whether you have confirmed the reasonableness of your original assessments that the hedging relationship is highly effective, and that any ineffectiveness is de minimis; and

•                  Whether you have made a quantitative assessment to determine that ineffectiveness had been de minimis.

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Additionally, please tell us what you mean when you say that you do not “specifically exclude” any terms from consideration in the application of the matched terms method.

Citigroup’s Response:  Comment 11 in your letter dated July 3, 2007 referred to fair value and cash flow hedges where we use the dollar-offset method (not the critical terms match method).   We assume that you are referring to our earlier comment letter response for comment 9 in your letter dated July 3, 2007.  Please refer to the table below for all our matched terms method cash flow hedge programs of foreign exchange risk as of March 31, 2007.

We confirm that the settlement dates of the hedged item and the hedging instrument do not differ by greater than one month.

In stating “specifically exclude,” we mean that when we match all terms under the matched terms method, we do not identify any terms that will be excluded so that the potential mismatch can be ignored.  For example, our hedging program of the rollover of short-term fixed rate liabilities requires a regression analysis when certain critical terms do not match.

Hedging relationship	Critical terms
Forecasted issuances of FCY denominated debt	Respective currencies, notional amounts, maturity (settlement) date of the hedging instrument/issuance or maturity date of the debt, and all other payment dates
FX risk on FCY denominated fixed rate debt	Respective currencies, notional amounts, maturity (settlement) date of the hedging instrument/issuance or maturity date of the debt, and all other payment dates

18.         Please tell us whether you have any hedging relationships where you are hedging interest rate risk for the forecasted issuance of deposit products arising from a rollover strategy, consistent with the strategy outlined in DIG Issue G19 and G26.  Specifically, tell us whether this strategy is applied to any deposit products, such as money market accounts or sweep accounts.  If so, please tell us how you concluded that these products qualified for benchmark interest rate hedging given the restriction in paragraph 29(h) of SFAS 133.

Citigroup’s Response: Certain short-term fixed-rate liabilities in the hedge program discussed in comments 10-12 are time deposits or certificates of deposit.  Certificates of deposit are explicitly addressed in DIG Issue G19.  We do not have any hedging relationships of interest rate risk for other deposit products, such as demand deposits, money market accounts or sweep accounts, that may be covered by DIG Issue G26.

General

19.         Please tell us whether you changed the method in which you were valuing any of your financial instruments during the quarter as compared to the prior quarter.  If so, please tell us the following:

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•                  Why you changed your valuation methodology;

•                  A description of the method used historically;

•                  A description of the method used during the current period;

•                  Whether you would have obtained significantly different results had you continued to use the same methodology historically used.

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Form for the period ended June 30, 2007

Consolidated Financial Statements

Note 7, Restructuring, page 57

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20.         Please refer to our previous comment 12 in our letter dated July 3, 2007.  We note your disclosures provided in your Form 10-Q regarding the restructuring charge.  Please confirm whether the allocated amounts are included in the respective line items within your results of operations and in your presented measures of profit or loss for each segment.  If not, please disclose why not.  Alternative, please revise to include such amounts in your segment disclosures.

Citigroup’s Response:  The amounts for the restructuring charges attributable to each segment are disclosed in the footnote to the table presented in Note 3, “Business Segments,” in Citigroup’s Form 10-Q for the period ended June 30, 2007.  However, as disclosed in the same footnote, the full restructuring charge is included in the Corporate/Other segment and is, therefore, not included in the measures of profit or loss for each segment.  This charge was not allocated to the applicable business areas, because it was incurred in connection with the Company-wide initiative that was directed by Corporate Senior Management for the purpose of streamlining the overall organization.  However, we will clarify this disclosure in the future filings.  In addition, we have added disclosures in the form 10-Q for the period ended September 30, 2007.

The wording for the footnote in Citigroup’s 2007 second quarter Form 10-Q reads as follows:

“Corporate/Other reflects the restructuring charge of $63 million in 2007 second quarter.  Of this total charge, $27 million is attributable to Global Consumer, $5 million to Markets & Banking; $14 million to Global Wealth Management; and $17 million to Corporate/Other.”

The following illustrates how we intend to change this wording in Citigroup’s 12/31/07 Form 10-K and in future filings:

“During the 2007 second quarter the Company recorded restructuring charges of $63 million.  This charge is included only in the business segment Corporate/Other.  Of this total charge, $27 million is attributable to Global Consumer; $5 million to Markets & Banking; $14 million to Global Wealth Management; and $17 million to Corporate/Other.  This charge has not been allocated to these businesses as it relates to a Company-wide program to create a more streamlined organization, reduce overall expense growth and provide investment funds for future growth initiatives.”

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In connection with responding to your comments, we acknowledge that Citigroup is responsible for the adequacy and accuracy of the disclosures in our filings; that the U.S. Securities and Exchange Commission (SEC) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Citigroup may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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Sincerely,

Gary Crittenden

Chief Financial Officer

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